SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 1

SWIFT TRANSPORTATION CO., INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

0870756103
__________________________________________________________________________________
(CUSIP Number)

Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone: (602) 273-3770
Facsimile: (602) 275-3868
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

October 6, 2006
____________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 46,852 (1)
	8.	Shared Voting Power 20,258,064 (2)
	9.	Sole Dispositive Power 46,852 (1)
	10.	Shared Dispositive Power 20,258,064 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,304,916 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
13.	Percent of Class Represented by Amount in Row (11) 27.1% (3) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (i) 39,852 shares of common stock, $0.001 par value per share ("Common Stock"), of Swift Transportation Co., Inc. (the "Company") owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held in Jerry Moyes's individual retirement account.

(2)
Comprised of (i) 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

(3)	Based on 74,860,956 shares of Common Stock outstanding as of August 4, 2006, as reported in the Company's Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,731,814 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,731,814 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
13.	Percent of Class Represented by Amount in Row (11) 26.4% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 74,860,956 shares of Common Stock outstanding as of August 4, 2006, as reported in the Company's Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 19,731,814 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,731,814 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
13.	Percent of Class Represented by Amount in Row (11) 26.4% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 74,860,956 shares of Common Stock outstanding as of August 4, 2006, as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

This Amendment No. 1 ("Amendment No. 1") is being filed jointly by and on behalf of Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 (the "Reporting Persons") and it amends the statement of beneficial ownership on Schedule 13D filed on December 7, 2005 ("Schedule 13D") with respect to the common stock, par value of $0.001 per share ("Common Stock"), of Swift Transportation Co., Inc. as described in Item 5, for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act (the "Exchange Act"). Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

In connection with, among other matters, the settlement of certain pending litigation, Michael Moyes, an adult son of Jerry and Vickie Moyes, became the sole general partner of the Moyes Children's Limited Partnership and possesses exclusive voting and investment power with respect to the shares of Common Stock held by the partnership. Michael Moyes became sole general partner on the resignation of Ronald Moyes, the brother of Jerry Moyes, as general partner of the Moyes Children's Limited Partnership and as trustee of certain irrevocable trusts which were as a result terminated. Each of the Reporting Persons continues to expressly disclaim that such Reporting Person is, within the meaning of Section 13(d)(3) of the Exchange Act, a member of a group that includes the Moyes Children's Limited Partnership. Pursuant to Rule 13d-4 of the Exchange Act, each of the Reporting Persons also continues to expressly disclaim that it is the beneficial owner of any shares of Common Stock held by the Moyes Children's Limited Partnership.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 11, 2006, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

	By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Co-Trustee

	By:	/s/ Vickie Moyes
	Name:	Vickie Moyes
	Title:	Co-Trustee

Dated: October 11, 2006

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Amendment No. 1 to Schedule 13D with respect to the Common Stock of Swift Transportation Co. Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of October, 2006.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Co-Trustee

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee